EXHIBIT 4.1

CB RICHARD ELLIS

DEFERRED COMPENSATION PLAN

(Effective August 1, 2004)

Exhibit A	Participating Employers

Appendix A	Special Awards

i

CB RICHARD ELLIS

DEFERRED COMPENSATION PLAN

(Effective August 1, 2004)

1. PURPOSE

The purpose of the CB Richard Ellis Deferred Compensation Plan (the “Plan”), is to allow a select group of management or highly compensated employees of CB Richard Ellis Group, Inc. (“CBRE”) and its affiliates that adopt this Plan to defer receipt of Compensation. The Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. DEFINITIONS

Whenever referred to in this Plan, the following terms shall have the meanings set forth below except where the context indicates otherwise.

2.1 “Account” means a Participant’s Company Account or Employee Account, or both, as the context requires. The value of an Account will be determined by the Committee in its discretion, based upon the Participant’s elections pursuant to Section 5 or the requirements of the Plan.

2.2 “Beneficiary” means the person or persons who are the Participant’s beneficiaries pursuant to the Employer’s group term life insurance programs unless otherwise designated by the Participant for purposes of this Plan on a form prescribed by the Committee. In the event of any ambiguity or uncertainty regarding designation of one or more beneficiaries, the Committee shall determine the same in its discretion based on all facts and circumstances, and such determination shall be binding on all interested persons.

2.3 “Code” means the Internal Revenue Code of 1986, as amended.

2.4 “Company Contribution” means an unsecured and unfunded promise of an Employer not resulting from a Deferral consisting of a credit of Mutual Fund Units to a Participant’s Account by the Employer in accordance with Appendix A (Special Awards).

2.5 “Committee” means the Chief Executive Officer of CB Richard Ellis Group, Inc., or a committee consisting of three or more employees of the Employer selected by such Chief Executive Officer.

2.6 “Company Account” means a Participant’s account established under Section 4.1 of this Plan and maintained by the Committee as an unfunded and unsecured book entry reflecting the liability of the Employer to a Participant in the amount of the Participant’s accumulated Company Contributions (if any) and net income, gain or loss imputed thereto in accordance with a Participant’s investment measurement designations as permitted by the Plan. Subaccounts of the Company Account may be established by the Committee under Section 4.1.

2.7 “Compensation” means a Participant’s individual remuneration for services rendered to an Employer or another person, as determined by the Committee in its complete discretion, consisting of “wages” as shown on Form W-2 (a) excluding (i) income resulting from forgiveness of interest or principal on indebtedness to an Employer, (ii) distributions under this Plan that would otherwise be includable as such “wages,” (iii) draws against future commissions even if “wages” for Form W-2 purposes, (iv) income resulting from the exercise of stock options or lapse of restrictions on sales of restricted stock, and (v) amounts intended to reimburse the Participant for costs or expenses, and (b) increased by (i) Deferrals under this Plan, and (ii) deferrals under the CB Richard Ellis 401(k) Plan and deferrals pursuant to any cafeteria plan of an Employer or any other pre-tax deferrals the Committee determines to be similar. The Committee, in its discretion in a particular case, may adjust “Compensation” by adding back items described in clause (a) of the preceding sentence or subtracting items described in clause (b) of the preceding sentence, or adding or subtracting other items, for one or more individual purposes of the Plan. In the case of an Eligible Employee who is an independent contractor, the foregoing definition shall be applied as determined by the Committee, but generally by the substitution of remuneration amounts reportable on Form 1099 for “wages” reportable on Form W-2. For purposes of determining whether or not a person is an Eligible Employee, Compensation may, as determined by the Committee or as provided herein, include Compensation paid by a former employer.

2.8 “Deferral” means the portion of Compensation elected by a Participant to be deferred in accordance with the Plan.

2.9 “Deferral Date” means August 15, in respect of the period from August 15, 2004, to December 31, 2004, and January 1 of each subsequent year or such other dates as may be set from time to time by the Committee.

2.10 “Eligible Employee” means an employee or a full time independent contractor of an Employer who is both designated by the Committee and meets the criteria of this Section 2.10. The term independent contractor may include a corporation not required to use the accrual method of accounting for tax purposes. With reference to an employee compensated partially or entirely by salary or an employee or independent contractor compensated entirely on an incentive, bonus or commission basis, such employee or independent contractor shall be an Eligible Employee as of a Deferral Date if the Committee determines that as of the Deferral Date, the employee’s Compensation on an annualized basis for the prior year ending December 31 was $200,000 or more.

2.11 “Employee Account” means a Participant’s account established under Section 4.1 of this Plan and maintained by the Committee as an unfunded and unsecured book entry reflecting the liability of the Employer to a Participant in the amount of the Participant’s accumulated Deferrals (if any) and net income, gain or loss imputed thereto in accordance with a Participant’s investment measurement designations as permitted by the Plan. Subaccounts of the Employee Account may be established by the Committee under Section 4.1.

2.12 “Employer” means CBRE and any entity as to which CBRE directly or indirectly controls 80% or more of the equity or voting interests that is so designated by the Committee on Exhibit A.

2.13 “In Service Payment Quarter” is defined in Section 3.4(a)(i).

2.14 “Mutual Fund Options” means one or more mutual funds designated from time to time by the Committee to measure net income, gain or loss with respect to the Company or Employee Account.

2.15 “Mutual Fund Unit” means the unit of value as used by the measuring mutual funds to value any Mutual Fund Options.

2.16 “Participant” means any Eligible Employee who has made an election to defer Compensation under Section 3.1 or for whom the Plan maintains an Account.

2.17 “Payment Quarter” means the calendar quarter in which a distribution is scheduled to be made, or commences, that is made, or selected by a Participant under Section 3.4.

2.18 “Plan” means this Deferred Compensation Plan, as hereby amended and restated, and as thereafter amended.

2.19 “Plan Year” means, in the case of the 2004 Plan Year, the period from August 15, 2004, to December 31, 2004, and in the case of any subsequent Plan Year, the calendar year.

2.20 “Rabbi Trust” means the trust established by the Committee under Section 9 of this Plan to hold title to assets identified by the Employer as being reserved for purposes of offsetting Plan benefits.

2.21 “Termination of Employment” means any voluntary or involuntary termination of employment with any entity forming a part of the Employer, including on account of death or Total and Permanent Disability, but does not include a transfer of employment among the entities which form a part of the Employer, unless such transfer is otherwise determined to be a Termination of Employment by the Committee in its sole discretion.

2.22 “Termination Payment Quarter” is defined in Section 3.4(a)(ii).

2.23 “Total and Permanent Disability” has the same meaning given to such term or comparable term under the Company’s long term disability plan as in effect from time to time.

3. ELIGIBILITY AND ELECTIONS TO MAKE DEFERRALS

3.1 Eligibility. Only persons who are Eligible Employees as of the applicable Deferral Date, and who have then satisfied Deferral election procedures established by the Committee, shall be eligible to make Deferrals for the Plan Year in which the Deferral Date falls. Compensation of an Eligible Employee otherwise payable to the Eligible Employee during the period commencing on a Deferral Date and ending on the earlier of (a) the last day of the Plan Year which includes such Deferral Date or (b) the effective date of the termination of the Plan, or an amendment of the Plan curtailing Deferrals, may be deferred in accordance with Section 3.2.

3.2 Elections. An Eligible Employee’s election to make a Deferral shall meet the requirements of this Section 3.2, but shall otherwise be in accordance with such limitations, restrictions and forms as the Committee, or its delegate, may prescribe in its discretion. An election to make a Deferral shall be on a form prescribed by the Committee and shall be delivered in such manner as specified by the Committee. The election shall specify the Deferral Date to which it applies and shall be completed prior to such Deferral Date. The election shall be irrevocable, except to the extent that the Committee may, in its discretion, permit an amendment of an election to occur in accordance with Section 3.4. A separate election to defer must be made for each successive Plan Year no later than the Deferral Date for that Plan Year. The minimum annual Deferral shall be $5,000 (any Deferrals for a Plan Year of less than $5,000 will be returned to the Participant). There shall be no limit on the maximum amount of Deferrals for the 2004 Plan Year. The Committee may in its discretion set limits on the maximum amount of a Participant’s Deferrals for subsequent Plan Years. No amounts may be deferred which are required to satisfy income and payroll tax withholding, and benefit plan contributions for the Participant (including taxable income required to satisfy Code Section 415 in light of the qualified plan deferral elected) or garnishments or other payroll obligations under process of law.

3.3 Initial Year of Hire. Except as may be determined otherwise by the Committee, in its discretion, an Eligible Employee initially hired by the Company during a Plan Year shall first become eligible to defer as of the Deferral Date next following the Eligible Employee’s date of hire with the Company.

3.4 Terms of Deferral Elections.

(a) Initial Selection of Payment Years. If an Eligible Employee elects a Deferral for a Plan Year (or permitted shorter period), the Eligible Employee, in consideration of his acceptance of the benefits of the Plan, becomes a Participant bound by the terms and conditions of the Plan and must elect with respect to such Deferral, to defer payment to one of the following Payment Quarters:

i)	The second calendar quarter of a calendar year specified by the Participant, which shall be at least the third calendar year commencing after the close of the calendar year in which the Deferral election is effective, and in which quarter distribution shall be made or commence to be made in the form described in Section 3.4(b), notwithstanding the Participant’s continuing employment (“In Service Payment Quarter”); or

ii)	Any calendar quarter after the calendar quarter of the Participant’s Termination of Employment (“Termination Payment Quarter”).

In the case of amounts credited to any Company Account, the Participant’s sole choice shall be to defer payment to a Termination Payment Quarter.

(b) Available Forms of In Service Distribution. A Participant electing an “in-service distribution” under subsection 3.4(a)(i) may elect in his or her Deferral election form to receive the distribution of that portion of his Account attributable to the particular Plan Year’s Deferral, and net earnings (if any) thereon, as a lump sum, payable in the first thirty days of the applicable In Service Payment Quarter, or in annual installments, over two, three, four, or five years. If such an In Service Payment Quarter election fails to designate a form of distribution, the Participant shall be deemed to have elected the lump sum distribution described in the preceding sentence.

(c) Available Forms of Termination Distribution. A Participant electing a “termination distribution” under subsection 3.4(a)(ii) may elect in his or her Deferral election form to receive the distribution of the vested portion of his or her Company and Employee Accounts (a) as a lump sum payable on a date specified in the form which is not more than ten years after his or her Termination of Employment date or (b) as annual installments, over five, ten, or fifteen years, with the first annual installment payable during the first month of the Termination Payment Quarter and subsequent installments paid on approximately the anniversary of the first installment. If such a Termination Payment Quarter election fails to designate a form of distribution, the Participant shall be deemed to have elected the lump sum distribution described in the preceding sentence.

(d) Limited Option to Amend Elections. Once submitted to the Committee in accordance with its procedures, a Deferral election shall be irrevocable except as provided in this subsection (d). A Participant may, so long as such Participant is employed by the Employer, elect, in accordance with Committee procedures, (1) to amend an In Service Payment Quarter election made under subsection (a)(i) to provide for a later In Service Payment Quarter, to alter the form of distribution to the extent permitted by Section 3.4(b), or to convert the election to a Termination Payment Quarter election meeting the requirements of Section 3.4(c), or (2) to amend the form (installment or lump sum) of distribution under a Termination Payment Quarter election made in accordance with subsection (c), provided the conditions of this subsection (d) are also met, as follows:

i)	If the Participant’s initial election is for distribution in an In Service Payment Quarter, up to two amended elections may be made in writing. Any such amended election must be made by the December 31 falling fifteen months prior to the existing In Service Payment Quarter. Any further amended elections beyond two may be made only with Committee consent. Notwithstanding subsection (a)(i), an amended election may change the In Service Payment Quarter to the second calendar quarter of any subsequent Plan Year, including the next calendar year commencing immediately after the initially elected In Service Payment Quarter; and

ii)	If the Participant’s existing election is for distribution in a Termination Payment Quarter, any amendment thereof will not take effect, and the previous election shall remain in effect, unless the amended election is made in writing at least 365 days preceding the Participant’s Termination of Employment and the amendment may not convert the election to an In Service Payment Quarter election.

(e) Default Election Form. If a Deferral election specifies an amount, but does not specify that it is an In Service Payment Quarter election or Termination Payment Quarter election, or is otherwise defective, in the Committee’s opinion, the Participant shall be deemed a Termination Payment Quarter election providing for a lump sum distribution.

4. ACCOUNTS, DEFERRALS AND COMPANY MATCHES

4.1 The Committee or its delegate shall establish (i) a Company Account for each Participant to which the Participant’s Company Contributions (if any) and share of income, gains and losses allocable thereto, shall be credited (in accordance with Sections 2.1 and 4.4), and from which distributions under Section 7 shall be withdrawn and (ii) an Employee Account for each Participant to which the Participant’s Deferrals (if any) and share of income, gains and losses allocable thereto, shall be credited (in accordance with Sections 2.1 and 4.4), and from which distributions under Section 7 shall be withdrawn. The Committee or its delegate shall establish subaccounts of each such Account as may be necessary for vesting, distribution or other administrative distinctions of the Plan. Both the Company Account and the Employee Account will reflect credits for Company Contributions or Deferrals, as applicable (which may be unfunded or funded by the Company with contributions to the Rabbi Trust) to such Account adjusted for net income, gains and losses upon Mutual Fund Options as elected by the Participant. Each such Account shall be subject to an expense charge equal to the sum of (1) any actual expenses charged to the Company by the insurance company which provides the Mutual Fund Options, and (ii) Company charges, not to exceed 1.00 percent to reflect the Company’s cost of maintaining the Account. Subaccounts of the Accounts are attributable to the Deferral election of a Participant for a particular Plan Year. Except as specifically required by the Plan, the Committee shall determine the accounting rules for Accounts in its complete discretion.

4.2 If permitted by CBRE, an Employer may, in its complete discretion, credit, as Company Contributions, Mutual Fund Units to a Participant’s Company Account in accordance with the terms of the Special Awards Program set forth as Appendix A t to this Plan.

4.3 Deferrals made by a Participant in accordance with Section 3 shall be credited to a Participant’s Employee Account within ten business days after the Deferral is made, and Mutual Fund Options shall be credited based upon the closing net asset value on the crediting date.

4.4 Mutual Fund Units shall be valued daily to allocate any income, gain, loss or expense applicable to such units. For any relevant Account valuation under the Plan, including for purposes of distribution, unless the Committee determines that an earlier or later date shall be utilized, the balance of a Participant’s Account or subaccount thereof shall be determined by the Committee or its delegate as of the last business day of the month immediately preceding the event requiring such valuation.

4.5 Notwithstanding any other provision of this Plan or of any Participant’s Deferral election, if any Participant also participating in the CB Richard Ellis 401(k) Plan obtains a hardship distribution from the CB Richard Ellis 401(k) Plan, Deferrals under this Plan shall be suspended relative to such Participant for six months following such hardship distribution.

5. DEEMED INVESTMENT OPTIONS

5.1 Each Participant may direct the Committee on the investment mix for the balance credited to his or her Employee or Company Account (if any) among the Mutual Fund Options designated from time to time by the Committee under the Plan in accordance with procedures established by the Committee. Changes in investment elections may be made daily. Each such change will be effective prospectively on the crediting date specified in Section 4.3. Changes in investment elections shall be delivered in such form and fashion as the Committee shall require.

6. VESTING OF ACCOUNTS

6.1 Amounts credited to an Employee Account shall be vested and non-forfeitable (except to the extent of any net investment losses) at all times.

6.2 Amounts (if any) credited to a Company Account shall vest as determined by the Committee from time to time consistent with Sections 7.4 and 7.5 and Appendix A to this Plan.

6.3 Nothing in this Section 6 shall be interpreted to provide a Participant with other than his applicable Employer’s unsecured and unfunded promise to pay deferred compensation in accordance with Section 7.

7. DISTRIBUTION OF ACCOUNTS

7.1 In General. Amounts credited to a Participant’s Employee Account and Company Account shall be distributed in accordance with elections made under Section 3.4, subject, however, to the terms and conditions of this Section 7 and Appendix A to this Plan.

7.2 Special Limitations on Forms of Distribution. If the aggregate vested value of all of a Participant’s subaccounts that are eligible for distribution at the same time under Section 7.1 does not exceed $25,000 at the time distribution is to commence, then, notwithstanding anything in an election to the contrary, the distribution shall be in the form of a lump sum. For purposes of subsection 3.4(c), if the Committee determines that a Participant has experienced Total and Permanent Disability, the Participant shall be deemed to have had a Termination of Employment as of the first date of such Total and Permanent Disability, as determined by the Committee. For purposes of subsection 3.4(b), if a Participant has a Termination of Employment prior to the applicable In Service Payment Quarter or while receiving in-service distributions, distribution of all Accounts shall be made or commence within thirty days of the close of the calendar quarter of Termination of Employment, and shall be in the form elected (or deemed elected) with respect to a termination distribution.

7.3 Rules for Determining Distribution Amounts. The Committee or its delegate shall have all the discretion described in Section 8 with respect to the determination of the amount of distributions, including establishing reasonable administrative periods between the valuation of an Account for purposes of distribution and the effective delivery of good funds to a Participant. In general, the amount of a distribution shall be determined by determining as to to Mutual Fund Units, the value, in the applicable Account in accordance with Section 4.4.

7.4 Death. A Participant’s Company Account shall not become vested and non-forfeitable as a result of the Participant’s death, if not otherwise vested in accordance with Appendix A. If a Participant dies before all of the vested and non-forfeitable amounts credited to his or her Account have been distributed, the Participant’s Beneficiary shall receive such amounts in the Participant’s Account in accordance with such Participant’s election then in effect, and the Plan; provided, however, that the Committee may, in its sole discretion, distribute the vested and non-forfeitable balance credited to the Participant’s Account to the Participant’s Beneficiary in such other manner as the Committee shall determine.

7.5 Disability. A Participant’s Company Account shall not become vested and non-forfeitable as a result of the Participant’s Total and Permanent Disability or other form of disability, if not otherwise vested in accordance with Appendix A. If a Participant suffers Total and Permanent Disability before all of the vested and non-forfeitable amounts credited to his or her Account have been distributed, the Participant shall receive such amounts in his or her Account in accordance with such Participant’s election then in effect, and the Plan; provided, however, that the Committee may, in its sole discretion, distribute the vested and non-forfeitable balance credited to the Participant’s Account to the Participant in such other manner as the Committee shall determine.

7.6 Unscheduled Withdrawals.

(a) Hardship and Unscheduled Distributions with 7.5% Forfeiture. A withdrawal of amounts from an Account may occur, in accordance with such notice and approval procedures as the Committee, in its discretion, may establish, under either of the two circumstances described below:

i)	Solely with respect to an Employee Account of a Participant, in the event of the Participant’s hardship, as determined by the Committee in its discretion, consisting of serious accidental injury or illness of the Participant or dependent of the Participant, material casualty loss of the Participant’s property, or other material hardship circumstances arising from events not within the Participant’s control; or

ii)	When the requested distribution is more than the lesser of (A) $25,000, or (B) 50% of each of the Participant’s Employee

Account balances, and 7.5% of such requested distribution is forfeited and therefore not distributed, and in the case of a Participant who is an Eligible Employee, the Participant is barred from continuing a Deferral for the Plan Year in which such distribution is made and the subsequent Plan Year.

(b) Valuation. The amount of an unscheduled distribution for purposes of Section 7.6(a)(ii) shall be based upon the Account valuation under Section 4.4 as of a date determined by the Committee which is not later than 15th business day following the Committee’s receipt of the withdrawal request.

8. PLAN ADMINISTRATION

8.1 This Plan shall be adopted by each Employer and shall be administered by the Committee.

8.2 This Plan may be amended in any way or may be terminated, in whole or in part, at any time, in the discretion of the Board or Directors of CB Richard Ellis Group, Inc., or its delegate. Upon termination of the Plan, the Committee or the Board of Directors may, in its sole discretion, elect to distribute all Accounts immediately or in accordance with each Participant’s deferral election(s) and the provisions of the Plan as they existed at the time of the Plan’s termination.

8.3 The Committee shall have the sole authority, in its discretion, to adopt, amend and rescind such rules and regulations as are consistent with the Plan as it deems advisable for the administration of the Plan, to construe and interpret the Plan, the rules and regulations, and deferral election forms, and to make all other determinations deemed necessary or advisable for the administration of the Plan. All decisions, determinations, and interpretations of the Committee shall be binding on all persons. The Committee may delegate its responsibilities as it sees fit.

8.4 Any election or other administrative document under the Plan required to be in writing may, as determined by the Committee, be created, transmitted and maintained in electronic form.

8.5 The Committee shall select the insurance contracts or other vehicles which are the deemed reference regarding the value of each Employee Account. It shall furthermore determine the Mutual Fund Options, if any, available within such contracts or vehicles for selection by Participants. The Company shall deposit any such contracts in the Rabbi Trust, and may deposit in the Rabbi Trust any additional assets acquired for purposes of offsetting the Employer obligation under the Plan.

9. NO FUNDING OBLIGATION; RABBI TRUST

No Employer is under any obligation to secure any amount credited to a Participant’s Account by any specific assets of any Employer or any other assets in which any Employer has an interest. Neither the Participant nor his or her estate, assigns or successors shall have any rights against any Employer with respect to any portion of the Account except as a general unsecured creditor. No Participant has an interest in his or her Account except to the extent the Participant actually receives a distribution of cash.

The obligation to make payments to any Participant hereunder shall be that of the Employer that employed such Participant during the period or periods that such Participant deferred receipt of Compensation.

The Committee shall establish a Rabbi Trust to hold title to assets which the Committee designates under Section 8.5 which an Employer acquires as an offset to its unsecured obligation under the Plan. It is the intent of this Plan that no provision of any Rabbi Trust shall be interpreted as granting any interest in the property of the Rabbi Trust which would result in a Participant being deemed to be in receipt of taxable income under the Plan prior to distribution, and any such provision shall be null and void from its inception.

10. NONALIENATION OF BENEFITS

No benefit under this Plan may be sold, assigned, transferred, conveyed, hypothecated, encumbered, anticipated, or otherwise disposed of, and any attempt to do so shall be void. No such benefit, prior to receipt thereof by a Participant, shall be in any manner subject to the debts, contracts, liabilities, engagements, or torts of such Participant.

11. NO LIMITATION OF EMPLOYER RIGHTS

Nothing in this Plan shall be construed to limit in any way the right of any Employer to terminate an Eligible Employee’s employment at any time for no reason, or any reason, and without regard to whether such termination is in good faith; nor shall it be evidence of any agreement or understanding, express or implied, that any Employer (a) will employ an Eligible Employee in any particular position, (b) will ensure participation in any incentive programs, or (c) will grant any awards under such programs.

12. APPLICABLE LAW

This Plan shall be construed and its provisions enforced and administered in accordance with ERISA (to the extent applicable) and, to the extent not preempted, the laws of the State of Delaware.

IN WITNESS WHEREOF, CB Richard Ellis Group, Inc. has caused this Deferred Compensation Plan to be duly executed by the undersigned as of the 1st day of August 2004.

CB RICHARD ELLIS GROUP, INC.

By:	/s/ Ray Wirta
Ray Wirta
Chief Executive Officer

EXHIBIT A

Participating Employers in the

CB Richard Ellis Group, Inc.

Deferred Compensation Plan Effective as of August 1, 2004

CB Richard Ellis Services, Inc.

L.J. Melody & Company, Inc.

L.J. Melody & Company of Texas, L.P.

CBRE/LJM Mortgage Company, LLC

CB Richard Ellis Investors, LLC

CB Richard Ellis, Inc.

APPENDIX A

SPECIAL AWARDS

A.	Eligibility. Employees designated by the Committee or the President or Chief Executive Officer of CB Richard Ellis Group, Inc. are eligible to receive special awards and shall thereupon become Participants in the Plan.

B.	Amount and Form of Special Awards. The amount of any special award shall be determined by the Committee or the President or Chief Executive Officer of CB Richard Ellis Group, Inc. The award may be in the form of a credit to a Company Account of Mutual Fund Units.

C.	Conditions to Special Awards. The Committee or the President or Chief Executive Officer of CB Richard Ellis Group, Inc., as the case may be, may attach such conditions to a special award as the Committee or such officer deems appropriate, including, but not limited to, in the case of awards made in connection with the recruitment of the Participant (“Recruitment Awards”), the execution and deliver of an Agreement Not to Compete in a form specified by the Committee or the President or Chief Executive Officer, as applicable.

D.	Vesting. Special awards shall be subject to such vesting requirements as the Committee or the President or Chief Executive Officer of CB Richard Ellis Group, Inc., as the case may be, shall determine but not withstanding any vesting provisions, all amounts credited pursuant to a special award shall be forfeited in their entirety if the Participant experiences a Termination of Employment for material cause (as defined at the time each special award is made) or, in the case of a Recruitment Award, he or she breaches or challenges (whether before or after the Termination of Employment) the validity of the Agreement Not to Compete.

E.	Distribution. Notwithstanding any other provisions of the Plan, distributions under this Appendix A shall be made only upon the Participant’s Termination of Employment and, in the case of Recruitment Awards, subject to the provisions of the Partipant’s Agreement Not to Compete.

F.	Administration. Except as otherwise specifically provided, the provisions of this Appendix A shall be administered by the Committee in its discretion in accordance with Section 8 of the Plan.

A-1